Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 1 DATED MAY 2, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	a recent real property investment;
(3)	a potential real property investment;
(4)	the net asset value (“NAV”) per share on each business day for the month of April 2013; and
(5)	information regarding the share redemption limit.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. During the month of April 2013, we accepted investors’ subscriptions for, and issued, approximately 193,980 shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $3.2 million. As of April 30, 2013, we had accepted investors’ subscriptions for, and issued, approximately 2.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $30.8 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of April 30, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the subsection of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of April 30, 2013, our investment portfolio consisted of 15 properties located in 10 states, consisting of 260,142 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between April 12, 2013 and April 30, 2013, which is listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Sunoco — Merritt Island, FL	Convenience Store	1	Sunoco, Inc. (R&M)	2,353	$2,809,105

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 83 of the prospectus.
Real Property Investment
As of April 30, 2013, we, through separate wholly-owned limited liability companies, owned 15 properties located in 10 states, consisting of 260,142 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our line of credit. We acquired one property between April 12, 2013 and April 30, 2013, which is listed below:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Sunoco — Merritt Island, FL	April 12, 2013	2008	$2,809,105	7.45%	9.83%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Initial yield is calculated as the effective annualized rental income for the in-place lease at the respective property divided by the property purchase price, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place lease over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenant of the property listed above:

		Total	% of Total		Effective		Effective
		Square	Rentable		Annual		Base Rent
	Major	Feet	Square	Renewal	Base		per Square
Property	Tenants (1)	Leased	Feet	Options (2)	Rent (3)		Foot (3)	Lease Term (4)
Sunoco — Merritt Island, FL	Sunoco, Inc. (R&M)	2,353	100%	3/5 yr.	$209,278	(5)	$88.94	4/12/2013	—	2/5/2029

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. This tenant is subject to a long-term triple net lease that requires the tenant to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases every three years by 10% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of April 30, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	1	3,400	84,971	3%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	3	17,220	280,305	8%
2023	3	39,697	607,879	18%
Thereafter	13	199,825	2,428,892	71%
	20	260,142	$3,402,047	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis of the acquired property described in this prospectus supplement is approximately $2.3 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis of this property is estimated, as of April 30, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
Sunoco — Merritt Island, FL	$2,258,520
We currently have no plan for any renovations, improvements or development of the property listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investment
Our advisor has identified a property as a potential suitable investment for us. The acquisition of such property is subject to a number of conditions. A significant condition to acquiring this property is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisition. An additional condition to acquiring this property may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of this properties. Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot make any assurances that the closing of this acquisition is probable. The property currently identified is listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Fees Paid to Sponsor (1)
Kum & Go — Cedar Rapids, IA	May 2013	$2,566,000	$—

(1)
We will not pay our advisor any acquisition fees in connection with the potential property acquisition. However, we will reimburse our advisor for certain expenses related to the potential acquisition, which cannot be determined at this time.

The potential property acquisition is subject to a triple net lease, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
Kum & Go — Cedar Rapids, IA	1	Kum & Go, L.C.	4,973	100%
The table below provides leasing information for the major tenant at the potential property:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Kum & Go — Cedar Rapids, IA	Kum & Go, L.C.	4/5 yr.	$183,300	(4)	$36.86	12/10/2011	—	12/9/2031

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Represents the lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.

(4)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.
We expect to purchase the property with proceeds from our ongoing offering of our common stock and available debt proceeds from our credit facility. We may use the property as collateral in future financings.

NAV per Share
The following is a list of the NAV per share on each business day for the month of April 2013:

Date	NAV Per Share	Date	NAV Per Share
April 1, 2013	$16.31	April 16, 2013	$16.37
April 2, 2013	$16.31	April 17, 2013	$16.37
April 3, 2013	$16.31	April 18, 2013	$16.37
April 4, 2013	$16.31	April 19, 2013	$16.37
April 5, 2013	$16.31	April 22, 2013	$16.37
April 8, 2013	$16.30	April 23, 2013	$16.36
April 9, 2013	$16.30	April 24, 2013	$16.36
April 10, 2013	$16.30	April 25, 2013	$16.36
April 11, 2013	$16.31	April 26, 2013	$16.36
April 12, 2013	$16.31	April 29, 2013	$16.36
April 15, 2013	$16.31	April 30, 2013	$16.36
This NAV per share is the price at which we sold our shares pursuant to purchase orders, and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions are made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus for important information about how NAV is determined. Our NAV per share, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Neither the United States Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Redemption Limit
As disclosed on our website, as of March 28, 2013, our NAV was $28,762,632. As of April 1, 2013, the redemption limit for the quarter ending June 30, 2013 was 10% of our NAV as of March 28, 2013.  Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit has not been reduced below 10% of our NAV as of March 28, 2013.

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